JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com
+1.480.308.3460 main +1.480.308.4268 fax
September 30, 2010
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5720

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-27876
Dear Mr. Gilmore:
This letter responds to the comment letters of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 30, 2010 (the “August 30 Letter”) and August 31, 2010 (the “August 31 Letter”), addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2009, as filed March 16, 2010, File No. 000-27876 (the “Form 10-K”). As you know, the August 30 Letter and August 31 Letter from the Staff responded to the Company’s prior response letter to the Staff dated August 18, 2010 (the “Prior Response Letter”) regarding the Form 10-K.
This letter sets forth each comment of the Staff in bold and italics (numbered in accordance with the August 30 Letter and August 31 Letter, respectively) and, following each comment, sets forth the Company’s response.
AUGUST 30 LETTER:
Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss), page 63
Staff’s Comment:
1.	We have reviewed your response to prior comment 1 and we believe that your current presentation in your Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) related to deferred compensation is inappropriate based on the guidance under paragraph 74 of SFAS 123R and as noted in paragraph 2 of SAB 107 which states that, “Topic 4.E. is modified to delete the references and related guidance to compensation and deferred compensation. Statement 123R requires compensation costs to be

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Two
recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before.” Please tell us how you intend to comply with the guidance in SFAS 123R and SAB 107 to eliminate the recognition of deferred compensation when you issue performance share awards.
Company Response:
The Company acknowledges the Staff’s comment and will adjust the Consolidated Statement of Stockholders’ Equity to eliminate the deferred compensation against additional paid in capital in future filings.
Note 17. Income Taxes, Page 89
Staff’s Comment:
2.	We have reviewed your response to prior comment 3 and we are unable to concur with your qualitative analysis related to certain income tax errors based on your assertion that the adjustments relate solely to the income tax provision and are not pervasive to the financial statements and that investors, analysts and management do not consider the income tax provision when evaluating the overall performance of the company. Please provide us with an updated qualitative analysis that considers a combination of factors that support your assertion that the errors identified were not material to the years ended December 31, 2007 and 2008.
Company Response:
The Company acknowledges the Staff’s comment and is providing the following updated qualitative analysis regarding the misstatements that the Company identified in Comment 3 in the Prior Response Letter (the “misstatements”).
Qualitative Analysis
While the misstatements may be viewed as quantitatively material for the year ended December 31, 2008 with respect to the Company’s near break-even net income and diluted EPS, the Company believes that they are not qualitatively material. In reaching this conclusion, the Company considered and evaluated several factors identified by Staff Accounting Bulletin No. 99 (“SAB 99”) as set forth below:

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Three

JDA Software Group, Inc.’s Application to the
SAB 99 Qualitative Considerations	Cumulative Amount of Errors
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The errors arose from items that were precisely identified.

Whether the misstatement masks a change in earnings or other trends.	The errors did not mask a change in Revenue, Operating Income, GAAP Net Income, GAAP EPS, Adjusted EBITDA, Adjusted Net Income or overall growth trends for any of the periods. See below for more details.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	Although the Company’s earnings outlooks include its expectations as to GAAP net income and diluted EPS results, both the Company and analysts primarily measure the Company’s success based on Revenue, Adjusted EBITDA and Adjusted Net Income. The errors did not affect Revenue, Adjusted EBITDA or Adjusted Net Income. See further discussion following the end of this table.

Whether the misstatement changes a loss into income or vice versa.	The errors did not change GAAP Net Income into loss, or vice versa, in any period.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The errors did not impact Operating Income, so they did not impact the reported results of segments.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The Company has no regulatory requirements that would be/have been impacted by the correction.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The errors did not affect the Company’s compliance with loan covenants or other contractual requirements.

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Four

JDA Software Group, Inc.’s Application to the
SAB 99 Qualitative Considerations	Cumulative Amount of Errors
Whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The errors did not impact Adjusted EBITDA which is the key metric that impacts compensation of management. The Company’s annual management cash bonus plan and its stock-based incentive compensation programs for its executive officers and certain other members of its management are based solely upon Adjusted EBITDA targets.

Whether the misstatement involves concealment of an unlawful transaction.	The errors did not involve concealment of an unlawful transaction. These errors were inadvertent and were discovered by the Company.

Whether the misstatement affects cash flow.	The errors represented non-cash adjustments to the Company’s income tax expense and therefore did not affect the Company’s operating cash flow or liquidity
As noted above, the Company discloses non-GAAP financial measures, including Adjusted Net Income, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and non-GAAP Diluted Earnings Per Share, in its public statements such as earnings releases, quarterly earnings conference calls and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of its Form 10-Ks and Form 10-Qs when providing its outlook estimates. Management uses, and chooses to disclose, these non-GAAP financial measures because (i) such measures provide an additional analytical tool that helps the Company clarify its results from operations and identify underlying trends in its results of operations; (ii) the Company uses non-GAAP financial measures, including EBITDA, as a measure of profitability because such measures help the Company compare its performance on a consistent basis across time periods; and (iii) these non-GAAP financial measures are employed by the Company’s management in its own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting. The Company also internally uses Adjusted EBITDA measures for determining (a) compliance with certain financial covenants in its indenture and (b) executive and employee compensation.
The Company also notes that analysts that cover the Company’s stock review and include the following performance metrics when evaluating the Company’s financial performance:
•	Maintenance margins and renewals

•	Software license sales and growth

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Five
•	Consulting services utilization and margins

•	Cash flow generation

•	EBITDA, Adjusted Net Income, and Adjusted Non-GAAP Diluted Earnings Per Share
None of these performance metrics would have changed as a result of the misstatements. In addition, when determining the value of the Company’s share price multiples, the following are key indicators used by such analysts in computing the Company’s target stock price:
•	Enterprise Value to Full Year Revenue

•	Enterprise Value to Full Year Adjusted EBITDA

•	Enterprise Value to Full Year Maintenance Revenue

•	Stock Price to Earnings (using Non-GAAP diluted Earnings Per Share)

•	Enterprise Value to Free Cash Flow
The adjustments discussed in this letter would have no impact on any of these share valuation methodologies.
The Company does not believe that the adjustments related to the misstatements, when considered in the context of the analyses described above and the overall performance trend in the table below, would significantly influence a reasonable investor. Accordingly, the Company, including senior management and the Company’s audit committee, has concluded that the misstatements – which were corrected in the Company’s December 31, 2008 financial statements – were not material, did not result in material misstatements, either individually or in the aggregate, to the Company’s December 31, 2008 and prior year financial statements, and that no restatement of the Company’s financial statements is necessary.

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Six
Overall Performance Trend
(in millions, except per share data)

	2005	2006	2007	2008	2008*
GAAP
Revenue
Before	$215.8	$277.5	$373.6	$390.3	$390.3
After	$215.8	$277.5	$373.6	$390.3	$390.3
Operating Income
Before	$1.9	$7.3	$48.8	$20.3	$20.3
After	$1.9	$7.3	$48.8	$20.3	$20.3
Net Income
Before	$7.0	$(11.3)	$26.5	$3.1	$21.8
After	$7.0	$(11.9)	$25.2	$5.6	$24.2
Earnings Per Share
Before	$0.24	$(0.39)	$0.76	$0.09
After	$0.24	$(0.41)	$0.73	$0.16

*	Excluding failed i2 acquisition costs
3.	We note you reviewed the quantitative impact of the correction of the errors using the iron curtain method in 2007 since the misstatements were corrected in 2008. Please provide us with a quantitative materiality analysis of the errors that utilizes the rollover approach for the years ended December 31, 2005, 2006 and 2007. Additionally, please provide us with an updated quantitative materiality analysis under both the rollover and iron curtain approach that takes into account the income tax errors as well as any other errors noted in your financial statements (i.e. interest rate swap and India tax holiday).
Company Response:
The following table provides both the iron curtain and roll over impact of the income tax errors and all other adjustments that have or would have affected the income statement, including the interest rate swap and India tax holiday, for the years ended December 31, 2005 through 2007. Additionally, we have updated the iron curtain materiality analysis as requested for the year ended December 31, 2008. For the year ended December 31, 2008, we have included the line item “Net Income adjusted for failed i2 acquisition costs” as these costs decreased the Net Income to a near break-even amount, were

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Seven
separately disclosed on our Consolidated Statement of Income and were adjusted for in both the Company’s and analysts’ expectations.
(in millions, except per share and percent data)

		As Adjusted	% Change in Line Item	As Adjusted	% Change in Line Item
		For Errors -	Represented By Errors -	For Errors -	Represented By Errors -
2005	As Reported	Iron Curtain	Iron Curtain	Rollover	Rollover
Current Assets	$167.6	$168.8	0.7%	$167.6	0.0%
Stockholders’ Equity	$282.0	$283.2	0.4%	$282.0	0.0%
Revenue	$215.8	$215.8	0.0%	$215.8	0.0%
Operating Income	$1.9	$1.9	0.0%	$1.9	0.0%
Net Income	$7.0	$8.2	17.4%	$7.0	0.1%
Diluted EPS	$0.24	$0.28	17.4%	$0.24	0.1%

		As Adjusted	% Change in Line Item	As Adjusted	% Change in Line Item
		For Errors -	Represented By Errors –	For Errors –	Represented By Errors –
2006	As Reported	Iron Curtain	Iron Curtain	Rollover	Rollover
Current Assets	$166.8	$167.5	0.4%	$166.3	0.3%
Stockholders’ Equity	$290.4	$291.1	0.3%	$289.8	0.2%
Revenue	$277.5	$277.5	0.0%	$277.5	0.0%
Operating Income	$7.3	$7.3	0.0%	$7.3	0.0%
Net Income	$(11.3)	$(10.6)	6.5%	$(11.9)	4.8%
Diluted EPS	$(0.39)	$(0.36)	6.5%	$(0.41)	4.8%

		As Adjusted	% Change in Line Item	As Adjusted	% Change in Line Item
		For Errors -	Represented By Errors –	For Errors –	Represented By Errors –
2007	As Reported	Iron Curtain	Iron Curtain	Rollover	Rollover
Current Assets	$194.5	$193.7	0.4%	$193.3	0.7%
Stockholders’ Equity	$335.8	$335.0	0.2%	$334.5	0.4%
Revenue	$373.6	$373.6	0.0%	$373.6	0.0%
Operating Income	$48.8	$48.8	0.0%	$48.8	0.0%
Net Income	$26.5	$25.7	3.1%	$25.2	4.9%
Diluted EPS	$0.76	$0.74	3.1%	$0.73	4.9%

		As Adjusted	% Change in Line Item	As Adjusted	% Change in Line Item
		For Errors -	Represented By Errors –	For Errors –	Represented By Errors –
2008	As Reported	Iron Curtain	Iron Curtain	Rollover	Rollover
Current Assets	$149.5	$151.4	1.3%	$151.9	1.6%
Stockholders’ Equity	$341.5	$343.4	0.6%	$343.9	0.7%
Revenue	$390.3	$390.3	0.0%	$390.3	0.0%
Operating Income	$20.3	$20.3	0.0%	$20.3	0.0%
Net Income	$3.1	$5.0	60.5%	$5.6	77.8%
Net Income adjusted for failed i2 acquisition costs	$21.8	$23.6	8.7%	$24.19	11.2%
Diluted EPS	$0.09	$0.14	60.5%	$0.16	77.8%
4.	Please provide us with a separate domestic and foreign rate reconciliation for 2008 which in total agrees with the rate reconciliation on page 89. In your reconciliation, please present separately each reconciling item (including each error) greater than five percent of

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
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the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate and include a narrative description for each reconciling item.
Company Response:
The following provides the domestic and foreign tax rate reconciliation for 2008, which separately presents each reconciling item greater than five percent of the amount computed by applying the federal statutory income tax rate of 35% to income before income taxes:

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Nine
2008 Rate Reconciliation (in thousands)

	Domestic	Foreign	Total	Notes
Income before taxes	$1,164	$6,294	$7,458

Income tax (provision) benefit at federal statutory rate	(407)	(2,203)	(2,610)
Research and development credit	930	—	930	(A	)
Meals, entertainment and other non-deductible expenses	(332)	—	(332)	(B	)
State income taxes	(59)	—	(59)	(C	)
Foreign tax rate differential	5	798	804	(D	)
Other, net	(456)	337	(119)	(E	)
Changes in estimate and foreign statutory rates:
US payable true-up (inadvertent error)	(1,820)		(1,820)	(G	)
State payable true-up for 2007 (inadvertent error)	(1,063)		(1,063)	(H	)
IRS Adjustment to R&D Credit Carryforward (inadvertent error)	896		896	(I	)
IRS Adjustment to FTC Carryforwards (inadvertent error)	195		195	(I	)
Other adjustments (inadvertent error)	6		6
2006 IRS Exam settlement	(274)		(274)	(J	)
FTC Change in estimate sale on UK building	(522)		(522)	(K	)
Interest and penalties on uncertain tax positions	(306)	(60)	(365)	(F	)

Income tax provision	$(3,206)	$(1,127)	$(4,334)

(A)	Benefit relating to generating federal research and development credits

(B)	Permanent non-deductible meals and entertainment expenses

(C)	State income tax expense, net of federal benefit

(D)	Income tax expense resulting from lower foreign rates than U.S. domestic rates

(E)	Combination of recording FIN 48 liablities in the United States and the Federal and State impact of the change in state rate(s)

(F)	FIN 48 interest on uncertain tax positions

(G)	Error related to overcorrection of US income tax payable

(H)	Error in estimating state payable in 2007 corrected in 2008

(I)	IRS completed examination of the 2006 federal income tax return which resulted in an adjustment to the research and development and foreign tax credit carryforward amounts

(J)	Change in the estimated tax basis of intangible assets

(K)	Change in estimate of the foreign tax credit related to the sale of a building in the United Kingdom
5.	Please revise future filings to comply with the disclosure requirements under Rule 4-08(h) of Regulation S-X. In this regard, we note that you currently do not separately present the domestic and foreign portion of your deferred income taxes in your presentation of the components of your income tax provision. Additionally, in your rate reconciliation you currently aggregate reconciling items (including the errors noted in your previous

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Ten
response) greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate.
Company Response:
The Company acknowledges the Staff’s comment regarding the presentation of domestic and foreign portions of the components of our income tax provision and will comply with Rule 4-08(h) of Regulation S-X in future filings.
AUGUST 31 LETTER:
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 8. Financial Statements and Supplementary Data
Note 5. Goodwill and Other Intangibles. Net
General
Staff’s Comment:
1.	We note from your Form 10-K for the year ended December 31, 2007 that effective January 1, 2008, you changed the estimated useful life of certain customer list intangible assets acquired from Manugistics, from 13 years to 8 years to reflect current trends in attrition. You disclosed a higher than expected attrition rate in the customer group acquired from Manugistics during the first 18 months subsequent to the acquisition but found no indication of impairment of the acquired customer group as of December 31, 2007. Please provide us with further support for your conclusion that supports non-impairment of your customer list intangible assets at December 31, 2007 through the most recent reporting date ended June 30, 2010. Additionally, please tell us how the values of the Manugistics customer lists were allocated to your reportable business segments and if there have been any changes in that allocation through June 30, 2010. Finally, if there has been a material risk of impairment in any prior reporting period, please tell us how this was addressed in your critical accounting policy disclosures.
Company Response:
Support for Non-Impairment of Customer List Intangible Assets
The Company completed the acquisition of Manugistics Group, Inc. (“Manugistics”) on July 5, 2006 for a total cost of $255 million. In connection with the allocation of the purchase price, we recorded $172.1

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Eleven
million in other intangible assets, including $142.8 million for Manugistics’ customer list. The value of the customer list was determined by projecting the stream of maintenance services revenues that could be generated from the Manugistics install base that existed at the date of acquisition.
We initially estimated a 13-year useful life for the customer list intangible based on our analysis and consideration of various factors including: (i) our historical experience with prior acquisitions, (ii) the expected useful life of other intangible assets to which the customer list may relate, (iii) contractual provisions that enable renewal or extension of the assumed maintenance contracts, and (iv) the effects of demand, competition and other economic factors. As noted in our filings, the Company experienced a higher than expected attrition rate on the acquired customer base during the first 18 months of post-acquisition operations. Our actual realized attrition rate was 17.8% through December 31, 2007, which is over 30% higher than the assumed initial year attrition rate of 13.5% used in the original valuation analysis. We identified this higher attrition in March 2008. Based on this higher attrition it appeared that attrition rates in subsequent years would also continue to run higher than the annual attrition rates assumed in the original valuation analysis. Accordingly, we lowered the estimated useful life of the customer list intangible from 13 years to 8 years prospectively beginning January 1, 2008 in accordance with ASC 350-30-35-9 (formerly paragraph 14 of Statement of Financial Accounting Standards No. 142,Goodwill and Other Intangible Assets). We concluded that this higher attrition together with the higher expected attrition rates in future periods constituted a triggering event that required the Company to test for impairment under ASC 360-10-35-21 (formerly paragraph 8 of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets) (“SFAS No. 144”).
ASC 360-10-35-23 (formerly paragraph 10 of SFAS No. 144) requires that for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In light of this guidance, we considered the following factors in determining the appropriate level of aggregation to test impairment:
•	The presence and extent of shared costs such as advertising, sales force, data processing, accounting, and management. The Company’s software and maintenance are sold by one sales force and its products and services are advertised jointly. All data processing and accounting is centralized in Scottsdale, Arizona. Product management of the Manugistics applications are all supervised from the corporate headquarters.

•	The extent to which the company manages its business at various levels, such as local, district or regional management. The Company manages its business in a matrix organization by customer group to whom products and services are sold (currently Supply Chain and Services Industries) and by region (Americas, Asia Pacific & EMEA).

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Twelve
•	The company’s distribution characteristics such as regional distribution centers, local distributors or individual plants. The Company distributes its software electronically or by carrier. Maintenance support services are provided centrally in Scottsdale and Rockville, Maryland. Software development activities are conducted in the US and in India across all products.

•	The extent to which purchases are made by an individual location on a combined basis. Except for relatively small purchases made in sales offices around the world, purchasing is conducted in Scottsdale and Rockville in the US.

•	The interdependence of assets and the extent to which such assets are expected or required to be operated or disposed of together. Product development efforts for the Manugistics suite of applications preserve the marketability of its software intellectual property to both new and existing customers. An existing customer’s perception of this continued investment in product development and future enhancements helps to create new sales opportunities and preserve existing maintenance revenues from customers who may add additional seats, expand territorial licensing rights or upgrade to new versions. Maintenance contracts provide customers post contract support (“PCS”) after a customer licenses software. PCS provides for unspecified upgrades when and if available and telephone and other support to assist customers in using the related software. The Manugistics customer list and software assets operate together as software sales generate maintenance services. A customer would not buy maintenance services without access to the software and would presumably not renew maintenance without the perception of value in receiving potential upgrades in the future. In addition, the Company would expect to dispose of the software and the maintenance contracts together if a decision was ever made to do so since the software asset is critical to ongoing maintenance renewals. Finally the Manugistics trademark is used in the name of the software products and related maintenance.
As a result of the above analysis, we concluded that the impairment test for 2007 should include the Manugistics software technology, customer list and trademarks in a single asset group to assess impairment of all intangible assets acquired in the Manugistics acquisition Under this approach, the impairment analysis showed that total projected undiscounted cash flows exceeded the net book value of this asset group by more than $240 million. We have not identified any further indications of impairment or triggering events from December 31, 2007 through the six months ended June 30, 2010.
Allocation of Values of Customer Lists
The customer list intangible was allocated to the three unique reportable business segments that existed at the time of acquisition based on the pro-rata share of historical maintenance revenue streams acquired from Manugistics.

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Thirteen

Reportable Business Segment	Value	%
Retail	$18,564	13%
Manufacturing & Distribution	117,096	82%
Services Industries	7,140	5%

	$142,800	100%

There have been no subsequent changes to this allocation through June 30, 2010. We did, however, realign our reportable business segments in connection with the acquisition of i2 Technologies (“i2”) on January 28, 2010 to better reflect the core business in which we operate, the supply chain management market, and how our chief operating decision maker views, evaluates and makes decisions about resource allocations within our business. As a result of this realignment, we combined the Retail and Manufacturing & Distribution segments into a new reportable business segment – Supply Chain – that includes all revenues previously reported by the Company under the Retail and Manufacturing & Distribution segments, as well as all revenues related to the acquired i2 applications and related services. The Services Industries business segment did not change as a result of the i2 acquisition.
Risk of Impairment
As noted above, the impairment test for 2007 showed that total projected undiscounted cash flows exceeded the net book value of the Manugistics intangible asset group by more than $240 million. There have been no significant changes in the underlying assumptions used to prepare this test, nor have we identified any further indications of impairment or triggering events through the six months ended June 30, 2010. Accordingly, we have concluded at each reporting period that there was no imminent risk of impairment and/or corresponding write-off that required specific discussion in our critical accounting policies disclosures.
The Company will, however, continue to monitor any changes in circumstances or triggering events that might indicate impairment of our intangible assets. If and when we determine there is a material risk of impairment of our intangible assets, appropriate discussion will be included in our critical accounting policies disclosures.
As specifically requested by the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Patrick Gilmore
United States Securities and Exchange Commission
September 30, 2010
Page Fourteen
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please direct them to me at (480) 308-3460.
Sincerely,

G. Michael Bridge
Senior Vice President, General Counsel
cc:     Pete Hathaway, JDA Software Group, Inc.